SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BigBand Networks, Inc.

(Name of Subject Company (Issuer))

Amsterdam Acquisition Sub, Inc.

ARRIS Group, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	089750509
(Title of class of securities)	(CUSIP number of class of securities)

Lawrence A. Margolis

ARRIS Group, Inc.

3871 Lakefield Drive

Suwanee, Georgia 30024

(678) 473-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

W. Brinkley Dickerson, Jr.

Patrick W. Macken

Troutman Sanders LLP

600 Peachtree St., NE, Suite 5200

Atlanta, Georgia 30308

Tel: (404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,998,577	$18,909

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $2.24 net per share in cash and (y) the sum of (A) 72,190,079 shares of common stock, par value $.001 per share, of BigBand Networks, Inc. outstanding as of October 14, 2011 and (B) approximately 300,000 shares of BigBand common stock issuable upon settlement of outstanding restricted stock units that are expected to vest prior to the expiration of the Offer; and (ii) $2,620,800, which is the estimate of the intrinsic value of the outstanding options that were vested as of October 14, 2011 or that are expected to vest prior to the expiration of the Offer (i.e. the excess of $2.24 over the per share exercise price).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,909	Filing Party: Amsterdam Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 21, 2011 (the “Schedule TO”) by Amsterdam Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“Parent”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BigBand Networks, Inc., a Delaware corporation (“BigBand”), at a purchase price of $2.24 per share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that certain information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by amending and restating the following text under Section 17 of the Offer to Purchase:

Legal Proceedings

“On October 13, 2011, a purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo (the California Court), by an alleged stockholder of BigBand (Bernstein v. BigBand Networks, Inc. et al., Case No. CIV509018). Between October 18, 2011 and October 20, 2011, three additional purported class action lawsuits were filed in the California Court by alleged stockholders of BigBand (Naveh v. Bassan-Eskenazi, et al., Case No. CIV509114, Schnaider v. Bassan-Eskenazi, et al. Case No. CIV509158 and Bushansky v. BigBand Networks, Inc. et al., Case No. CIV509188). On October 24, 2011, the plaintiff in the Naveh lawsuit filed an amended complaint. On October 28, 2011, an additional purported class action lawsuit was filed in the Delaware Court of Chancery (Amir v. Pohl et al., Case No. 6992-VCG). (The Bernstein, Naveh, Schnaider, Bushansky and Amir actions are collectively referred to herein as the “Complaints.”) The Amir plaintiff also filed a motion for expedited discovery and a motion for a preliminary injunction on October 28, 2011. The motion for expedited discovery was withdrawn, without prejudice, on October 31, 2011. The Complaints generally allege the following: (i) that the Bigband Board breached their fiduciary duties in connection with the Offer and the Merger; (ii) that the Bigband Board engaged in self-dealing in connection with the Offer and the Merger; (iii) that the Bigband Board failed to disclose material information related to the Offer and the Merger to BigBand’s stockholders; (iv) that BigBand and Parent aided and abetted the purported breaches of fiduciary duty of the Bigband Board; (v) that the Offer Price is unfair and inadequate; and (vi) that the Offer and the Merger are the result of an unfair and inadequate process. The Complaints seek, among other things, an injunction against the consummation of the Offer and the Merger and rescission of the Merger Agreement to the extent already implemented.

On November 13, 2011, all defendants, including Parent, Purchaser and BigBand, entered into a memorandum of understanding (the “MOU”) with the plaintiffs to settle all of the Complaints. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Superior Court of the State of California following notice to BigBand’s stockholders. There can be no assurance that the settlement will be finalized or that the Superior Court of the State of California will approve the settlement. The settlement terms provide that all of the Complaints will be dismissed with prejudice as to all defendants. Further, without agreeing that any of the claims in the Complaints have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, BigBand has agreed pursuant to the settlement terms to make the additional disclosures concerning the Offer as set forth in its Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9, which supplement the information provided in BigBand’s original Solicitation/Recommendation Statement on Schedule 14D-9 disseminated on October 21, 2011.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Amsterdam Acquisition Sub, Inc.

By:	/s/ LAWRENCE A. MARGOLIS
Name: Lawrence A. Margolis Title: President

ARRIS Group, Inc.

By:	/s/ ROBERT J. STANZIONE
Name: Robert J. Stanzione
Title: Chief Executive Officer and Chairman of the Board of Directors

Date: November 14, 2011

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Purchase, dated as of October 21, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Joint Press Release issued by Parent and BigBand on October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(G)*	Investor Presentation dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(H)*	Letter via Electronic Mail from Parent to Employees dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(I)*	Summary Advertisement published on October 21, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of October 10, 2011, among Parent, the Purchaser and BigBand (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(2)*	Tender and Voting Agreement, dated as of October 10, 2011, among Parent, the Purchaser and certain stockholders of BigBand (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(3)*	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand and Parent.

*	Previously filed.